

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 5, 2017

David C. Benoit
Chief Financial Officer
Connecticut Water Service, Inc.
93 West Main Street
Clinton, Connecticut 06413

> **Re: Connecticut Water Service, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **File No. 000-08084**

Dear Mr. Benoit:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ James Allegretto

James Allegretto
Senior Assistant Chief Accountant
Office of Consumer Products

Cc: Ted Whittemore, Esq.
      Murtha Cullina, LLP